SEVERN TRENT

RECEIVED

2007 JUL 30 A 11:37

25 July 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07025570

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released on 24 July 2007:

'AGM Statement'

Yours faithfully

SUPPL

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

7/31

T:\Secretarial\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\W - AGM Statement - 24 July 2007.doc

Severn Trent Plc (the "Company")
Summary of the Annual General Meeting held on 24 July 2007 at the National Motorcycle Museum, Solihull, West Midlands

The Directors are pleased to announce that the shareholders of Severn Trent Plc passed all the resolutions that were proposed at this year's Annual General Meeting, as set out in the Notice of Annual General Meeting dated 20 June 2007.

The Meeting was attended by 144 shareholders.

All of the Resolutions were passed at the Meeting on a show of hands but, detailed in Appendix A, are the proxy votes that were received from shareholders prior to the meeting. In total, 48.97% of the issued share capital was voted and the percentages shown below are rounded to two decimal places.

Resolutions 1 to 7 were passed as ordinary resolutions and resolutions 8 to 10 were passed as special resolutions.

www.severntrent.com

Resolution 9: authority for the Company to purchase its own shares

For	Against	Discretion	Abstentions
113,767,509 shares	152,948 shares	783,187 shares	80,531 shares
99.11%	0.13%	0.68%	0.07%

Resolution 10: approval and adoption of new Articles of Association

For	Against	Discretion	Abstentions
113,639,360 shares	176,488 shares	807,862 shares	160,465 shares
99%	0.15%	0.70%	0.14%

ENDS

TRENT

25 July 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released on 24 July 2007:

'Interim Management Statement'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SEVERN TRENT PLC
INTERIM MANAGEMENT STATEMENT FOR THE PERIOD
1 APRIL TO 23 JULY 2007

In line with the UK Listing Authority's new Disclosure and Transparency rules, the Chairman will make the following statement at the Annual General Meeting, being held at 1100 this morning at the National Motorcycle Museum, Coventry Road, Bickenhill, Solihull, West Midlands, B92 0EJ.

"There has been no change in outlook further to that given in our preliminary results announcement for the year ended 31 March 2007, issued on 6 June 2007."

Enquiries

Jonathan Davies Head of Investor Relations	Severn Trent Plc	0121 722 4295
David Trenchard Peter Hewer	Tulchan Communications	020 7353 4200

END